SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2018

Commission File Number: 001-37602

Fuling Global Inc.

(Registrant’s name)

Southeast Industrial Zone, Songmen Town
Wenling, Zhejiang Province
People’s Republic of China 317511

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

This current report is filed to disclose the Registrant’s financial statements and financial notes for the six months ended June 30, 2018.

FULING GLOBAL INC. AND SUBSIDIARIES

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2018	December 31, 2017
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$3,818,056	$4,122,394
Restricted cash	1,767,699	4,366,891
Certificates of deposit	-	105,707
Accounts receivable, net	23,770,559	23,911,326
Advances to supplier, net	1,238,685	612,655
Inventories, net	21,896,258	20,775,035
Security deposits for sale leaseback	-	771,814
Prepaid expenses and other current assets	2,089,312	2,347,300
Total Current Assets	54,580,569	57,013,122

Property, plant and equipment, net	52,501,913	48,478,612
Intangible assets, net	9,614,973	9,878,594
Prepayments for construction and equipment purchases	1,391,579	527,568
Security deposits for sale leaseback - long term	1,653,292	543,996
Other assets	398,457	287,741
Total Assets	$120,140,783	$116,729,633

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short term borrowings	$30,148,692	$29,696,842
Bank notes payable	2,945,417	5,035,849
Advances from customers	425,049	588,143
Accounts payable	14,675,587	14,175,530
Accrued and other liabilities	2,290,695	2,933,015
Other payable - sale leaseback	2,959,972	2,755,931
Taxes payable	185,377	289,804
Deferred gains	372,471	87,605
Total Current Liabilities	54,003,260	55,562,719

Long term payable - sale leaseback	4,219,310	1,371,359
Long term borrowings	4,099,570	1,801,887
Total Liabilities	62,322,140	58,735,965

Commitments and contingencies

Shareholders’ Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,780,205 shares issued and outstanding as of June 30, 2018 and December 31, 2017	15,781	15,781
Additional paid in capital	29,962,362	29,904,285
Statutory reserve	4,679,861	4,617,039
Retained earnings	22,960,005	22,654,848
Accumulated other comprehensive income	34,572	651,597
Total Fuling Global Inc.’s equity	57,652,581	57,843,550

Non-controlling interest	166,062	150,118
Total Shareholders’ Equity	57,818,643	57,993,668

Total Liabilities and Shareholders’ Equity	$120,140,783	$116,729,633

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the Six Months Ended June 30,
	2018	2017

Revenues	$67,114,936	$56,884,747
Cost of goods sold	56,680,917	45,512,711
Gross Profit	10,434,019	11,372,036

Operating Expenses
Selling expenses	4,022,978	3,126,131
General and administrative expenses	3,797,173	3,680,503
Research and development expenses	1,448,730	1,142,701
Total operating expenses	9,268,881	7,949,335

Income from Operations	1,165,138	3,422,701

Other Income (Expense):
Interest income	24,071	12,739
Interest expense	(877,165)	(473,429)
Subsidy income	13,353	604,185
Foreign currency transaction gain (loss)	16,690	(112,943)
Other income, net	113,479	133,027
Total other income (expense), net	(709,572)	163,579

Income Before Income Taxes	455,566	3,586,280

Provision for Income Taxes	71,643	642,800

Net Income	$383,923	$2,943,480

Less: net income attributable to non-controlling interest	15,944	46,118

Net income attributable to Fuling Global Inc.	$367,979	$2,897,362

Other Comprehensive Income (Loss)
Foreign currency translation income (loss)	(617,025)	879,540
Comprehensive income (loss) attributable to Fuling Global Inc.	$(249,046)	$3,776,902

Earnings per share
Basic and diluted	$0.02	$0.18

Weighted average number of shares
Basic and diluted	15,780,205	15,756,500

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30,
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$383,923	$2,943,480
Adjustments to reconcile net income to net cash provided by operating activities:
Stock based compensation	58,077	23,705
Depreciation and amortization	2,703,536	1,687,155
Bad debt provisions (recovery)	(23,180)	34,174
Unrealized losses	1,829	10,006
Inventory reserve	36,034	36,309
Gain on disposal of fixed assets	6,818	70,027
Changes in operating assets:
Accounts receivable	(116,266)	961,264
Advances to suppliers	(602,049)	(342,192)
Inventories	(1,428,318)	1,567,315
Other assets	104,598	198,146
Security deposit for sale leaseback	(373,498)	(514,917)
Changes in operating liabilities:
Accounts payable	565,733	(3,104,839)
Advance from customers	(158,663)	(141,695)
Deferred gains	297,635	(1,228,802)
Taxes payable	(110,499)	(320,375)
Accrued and other liabilities	(633,404)	(412,896)
Net cash provided by operating activities	712,306	1,465,865

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,249,745)	(544,086)
Additions to construction in progress	(5,766,494)	(4,145,718)
Cash receipts from disposal property and equipment	-	13,125
Cash increase (decrease) in certificates of deposit	108,064	(748,697)
Cash (decrease) increase in prepayments for construction and equipment purchase	(1,351,474)	730,815
Purchase of intangible assets	(2,047)	-
Net cash used in investing activities	(8,261,696)	(4,694,561)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	17,933,236	10,059,805
Repayments of short-term borrowings	(16,992,166)	(11,484,507)
Proceeds from long-term borrowings	2,399,228	587,667
Proceeds from bank notes payable	3,061,836	3,270,048
Repayments of bank notes payable	(5,148,108)	(2,582,752)
Repayments of loans from related parties	2,758	(53,621)
Proceeds from other payable - sale leaseback	6,012,612	2,790,345
Repayments of other payable - sale leaseback	(2,768,860)	(1,093,236)
Change in restricted cash	2,628,630	(313,034)
Net cash provided by financing activities	7,129,166	1,180,715

EFFECT OF EXCHANGE RATES CHANGES ON CASH AND CASH EQUIVALENTS	115,886	84,824

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(304,338)	(1,963,157)

CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	4,122,394	4,009,784

CASH AND CASH EQUIVALENTS, ENDING OF THE PERIOD	$3,818,056	$2,046,627

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest paid	$632,067	$425,543
Income tax paid	$242,365	$754,331
Non-cash investing activities:
Transfer from construction in progress to fixed assets	$40,033	$15,289,807
Transfer from accounts payable to fixed assets	$151,698	$912,059
Transfer from advance payments to fixed assets	$-	$504,644

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

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FULING GLOBAL INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Fuling Global Inc. (“Fuling Global”) is a Cayman Islands corporation established on January 19, 2015.

Total Faith Holdings Limited (“Total Faith”) is a wholly-owned subsidiary of Fuling Global formed in accordance with laws and regulations of the British Virgin Islands in April 2004.

Fuling Global and its subsidiary Total Faith are holding companies whose only asset, held through a subsidiary, is 100% of the registered capital of Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”), as well as 49% ownership of Domo Industry Inc. (“Domo”).

Taizhou Fuling was established in October 1992 under the laws of the People’s Republic of China (“China” or “PRC”) with initial capital of $0.51 million. After several registered capital increases and capital contributions, the registered capital of Taizhou Fuling was increased to $21.36 million in November 2015.

Taizhou Fuling has four wholly-owned subsidiaries, Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”), Direct Link USA LLC (“Direct Link”), Fuling Plastic USA, Inc. (“Fuling USA”) and Wenling Changli Import and Export Co., Ltd (“Wenling Changli”), which was established in September 2016 in China.

Great Plastics was incorporated in China in March 2010 and principally engaged in the production of straw items. Direct Link was incorporated in the State of Delaware in December 2011 and serves as an import trading company of Taizhou Fuling in the United States (“U.S.”). Fuling USA was incorporated in the Commonwealth of Pennsylvania in May 2014, as a wholly-owned subsidiary of Taizhou Fuling. In 2015 Fuling USA established the Company’s first production factory in the U.S., which principally engages in the production of plastic straw items. Prior to the incorporation of Fuling USA, Taizhou Fuling wholly owned another subsidiary incorporated in 2009 in the State of New York, named Fuling Plastics USA Inc. (“Old Fuling USA”). Old Fuling USA served as one of the trading entities of Taizhou Fuling in the U.S. until early 2014 and its business was discontinued and transferred over to the new Fuling USA when the Company decided to set up the new factory in Allentown, Pennsylvania. Old Fuling USA was dissolved on April 8, 2015.

Domo is a U.S. company established in the State of New York in October 2007. Total Faith owns 49% of its equity interest. However, Total Faith holds 2 out of 3 seats and has a majority of the voting rights on the board of directors. The Board of Directors of Domo is the controlling decision-making body with respect to Domo instead of the equity holders. The number of seats in the Board empowers Total Faith the ability to control Domo’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholders’ approval. In addition, Domo’s equity at risk is not sufficient to permit it to carry on its activities without additional subordinated financial support from Total Faith and Domo is highly relying on the financial support from the Company. Total Faith is obligated to absorb a majority of the risk of loss from Domo’s activities and to receive majority of Domo’s residual returns. Based on these facts, Total Faith has gained effective control over Domo and Domo is considered a Variable Interest Entity (“VIE”) under Accounting Standards Codification (“ASC”) 810-10-05-08A. Accordingly, Total Faith consolidates Domo’s operating results, assets and liabilities.

Fuling Global, Total Faith, Domo, Taizhou Fuling and Taizhou Fuling’s subsidiaries (herein collectively referred to as the “Company”) are engaged in the production and distribution of plastic service ware in China, Europe and U.S. Products exported to the U.S. and Europe are primarily sold to major fast food restaurant chains and wholesalers.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Basis of Presentation

The Company’s unaudited condensed consolidated financial statements are prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements include the financial statements of Fuling Global, Total Faith, Domo, Taizhou Fuling and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the unaudited condensed consolidated financial statements have been included.

These interim unaudited financial statements should be read in conjunction with the financial statements for the year ended December 31, 2017, included in the Company’s annual report on Form 20-F filed with SEC on March 30, 2018. The interim financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended December 31, 2017, other than revenue recognition policy. Interim results are not necessarily indicative of results to be expected for the full year.

In accordance with accounting standards regarding consolidation of variable interest entities, VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

The Company has concluded that Domo is a VIE, based on the facts that Total Faith has a majority of voting rights on the board of directors and is obligated to absorb a majority of the risk of loss from Domo’s economic performance. Based on our evaluation of the VIE, we are the primary beneficiary of its risks and rewards; therefore, we consolidate Domo for financial reporting purposes.

The following tables set forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE, which were included in the Company’s consolidated balance sheets, statements of income and comprehensive income and cash flows:

	June 30, 2018	December 31, 2017

Current assets	$3,561,135	$3,053,731
Non-current assets	-	-
Total assets	3,561,135	3,053,731

Third-party liabilities	(813,389)	(575,935)
Intercompany payables*	(2,422,015)	(2,189,169)
Total liabilities	(3,235,404)	(2,765,104)
Net assets	$325,731	$288,627

*	Payables to Taizhou Fuling and Great Plastics are eliminated upon consolidation.

5

	For the six months ended
	June 30, 2018	June 30, 2017

Revenue	$4,989,316	$4,429,145
Net income	$31,262	$90,428

	For the six months ended
	June 30, 2018	June 30, 2017

Net cash (used in) provided by operating activities	$(156,097)	$674,715
Net cash provided by (used in) financing activities*	$232,846	$(527,627)
Net increase in cash and cash equivalents	$76,749	$147,088

*	Intercompany financing activities are eliminated upon consolidation.

The Company has the power to direct activities of the VIE and can have assets transferred freely out of the VIE without restrictions. Therefore, the Company considers that there is no asset of the VIE that can only be used to settle obligations of the VIE. The creditors of the VIE’s third-party liabilities do not have recourse to the general credit of the primary beneficiary in normal course of business.

Non-controlling interests

Non-controlling interests represents the individual shareholder’s proportionate share of 51% of equity interest in Domo.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements.

Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventories, advances to suppliers, useful lives of property, plant and equipment, intangible assets, and the recoverability of long-lived assets. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

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Restricted Cash

Restricted cash consists of cash equivalents used as collateral to secure short-term bank notes payable and bank borrowings. The Company is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Upon the maturity of the bank acceptance notes and bank borrowings, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable and bank borrowings. The notes payable and bank borrowings with security deposits are generally short term in nature due to their short maturity period of three months to one year; thus, restricted cash is classified as a current asset.

As of June 30, 2018 and December 31, 2017, the Company had restricted cash of $1,767,699 and $4,366,891, respectively, of which $1,261,547 and $3,653,431, respectively, was related to the bank acceptance notes payable (see Note 8), and $360,387 and $565,821, respectively, was related to the letters of credit (see Note 11). The remaining $145,765 and $147,638, respectively, were related to other miscellaneous deposits made in bank.

Certificates of Deposit

As of June 30, 2018 and December 31, 2017, certificates of deposit with original maturities of more than three months amounted to $0 and $105,707, respectively.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually grants credit to customers with good credit standing with a maximum of 90 days and determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories.

Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products.

Property, Plant and Equipment

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Property and buildings	10–20 years
Leasehold improvement	Lesser of useful life and lease term
Machinery equipment	3–10 years
Transportation vehicles	4–10 years
Office equipment and furniture	3–5 years

7

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

Intangible Assets

Intangible assets consist primarily of land use rights, trademark and patents. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Items	Useful life
Land use rights	50 years
Trademark	10 years
Patents	7-10 years

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of June 30, 2018 and December 31, 2017.

Revenue Recognition

The Company follows paragraph 606 of the FASB Accounting Standards Codification for revenue recognition and ASU 2014-09. On January 1, 2018, the Company adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) Identify the Contract with a Customer, (2) Identify the Performance Obligations in the Contract, (3) Determine the Transaction Price, (4) Allocate the Transaction Price to the Performance Obligations in the Contract, and (5) Recognize Revenue When (or As) the Entity Satisfies a Performance Obligation. Results for reporting periods beginning after January 1, 2018 are presented under ASU 2014-09, while prior period amounts are not adjusted and continue to be reported under the previous accounting standards. The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of Topic 606 and therefore there was no material changes to the Company’s consolidated financial statements upon adoption of ASC 606, and there have not been any significant changes to our business processes, systems, or internal controls as a result of implementing the standard.

8

Income Taxes

The Company accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company does not believe that there was any uncertain tax position at June 30, 2018 and December 31, 2017.

To the extent applicable, the Company records interest and penalties as general and administrative expenses. The statute of limitations for the Company’s U.S. federal income tax returns and certain state income tax returns subject to examination by tax authorities for three years from the date of filing. As of June 30, 2018, the tax years ended December 31, 2014 through December 31, 2017 for the Company’s PRC subsidiaries remain open for statutory examination by PRC tax authorities. As of June 30, 2018, the tax years ended December 31, 2011 through December 31, 2017 for the Company’s U.S. subsidiaries remain open for statutory examination by U.S. tax authorities.

Value Added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products. Further, when exporting goods, the exporter is entitled to some or all of the refund of the VAT paid or assess. Since a majority of the Company’s products are exported to the U.S. and Europe, the Company is eligible for VAT refunds when the Company completes all the required tax filing procedures.

All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

9

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	June 30, 2018	December 31, 2017	June 30, 2017

Period-end spot rate	US $1=RMB 6.6171	US $1=RMB 6.5074	US $1=RMB 6.7794

Average rate	US $1=RMB 6.3655	US $1=RMB 6.7578	US $1=RMB 6.8749

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 - Quoted prices in active markets for identical assets and liabilities.

●	Level 2 - Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the recorded value of its financial assets and liabilities, which consist primarily of cash and cash equivalents, restricted cash, accounts receivable, advance to vendors, accounts payable, accrued expenses, advances from customers, notes payable to approximate the fair value of the respective assets and liabilities at June 30, 2018 and December 31, 2017 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of the short-term borrowings approximates fair value at June 30, 2018 and December 31, 2017 based on the terms of the borrowings and current market rates as the rate is reflective of the current market rate.

Concentrations and Credit Risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies that require certain supporting documentation in order to affect the remittance.

10

As of June 30, 2018 and December 31, 2017, $4,242,312 and $7,027,894, respectively, of the Company’s cash and cash equivalents, certificates of deposit and restricted cash were on deposit at financial institutions in the PRC where there currently is no rule or regulation requiring such financial institutions to maintain insurance to cover bank deposits in the event of bank failure.

Substantially all of the Company’s sales are made to customers that are located primarily in the USA and Europe. The Company’s operating results could be adversely affected by the government policy on exporting business, foreign exchange rate fluctuation, and local market condition change. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended June 30, 2018, one customer accounted for more than 10% of total revenue. For the six months ended June 30, 2017, one customer accounted for 12% of total revenue. As of June 30, 2018, one customer’ account receivable accounted for 15% of the total outstanding accounts receivable balance. As of December 31, 2017, one customer’ account receivable accounted for 18% of the total outstanding accounts receivable balance.

For the six months ended June 30, 2018, the Company purchased approximately 16% of its raw materials from its one largest supplier. For the six months ended June 30, 2017, the Company purchased approximately 13%, 13% and 13% of its raw materials from its three largest suppliers, respectively. As of June 30, 2018, advanced payments to two major suppliers accounted for 12% and 11% of the total advance payments outstanding, respectively. As of December 31, 2017, no supplier accounted for more than 10% of the total advance payments outstanding.

A loss of either of these customers or suppliers could adversely affect the operating results or cash flows of the Company.

Risks and Uncertainties

The major operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, this may not be indicative of future results.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its unaudited condensed consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory”, which requires the recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. ASU 2016-06 will be effective for the Company in its first quarter of 2019. The Company does not expect that the adoption of this guidance will have a material impact on its unaudited condensed consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business”. The amendments in this ASU clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. Basically, these amendments provide a screen to determine when a set is not a business. If the screen is not met, the amendments in this ASU first, require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and second, remove the evaluation of whether a market participant could replace missing elements. These amendments take effect for public businesses for fiscal years beginning after December 15, 2017 and interim periods within those periods, and all other entities should apply these amendments for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company does not expect that the adoption of this guidance will have a material impact on its unaudited condensed consolidated financial statements.

11

In May 2017, the FASB issued ASU 2017-09, “Scope of Modification Accounting”, which amends the scope of modification accounting for share-based payment arrangements, provides guidance on the types of changes to the terms or conditions of share-based payment awards to which an entity would be required to apply modification accounting under ASC 718. For all entities, the ASU is effective for annual reporting periods, including interim periods within those annual reporting periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period. The Company does not expect that adoption of this guidance will have a material impact on its unaudited condensed consolidated financial statements and related disclosures.

NOTE 3 – ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	As of	As of
	June 30, 2018	December 31, 2017
Trade accounts receivable	$24,003,606	$24,112,852
Less: allowance for doubtful accounts	(233,047)	(201,526)
Accounts receivable, net	$23,770,559	$23,911,236

NOTE 4 – INVENTORY, NET

Inventories consisted of the following:

	As of	As of
	June 30, 2018	December 31, 2017
Raw materials	$5,690,357	$4,958,383
Work-in-progress	1,632,153	1,677,565
Finished goods	14,760,064	14,292,388
Less: inventory valuation allowance	(186,316)	(153,301)
Total inventory	$21,896,258	$20,775,035

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NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	As of	As of
	June 30, 2018	December 31, 2017
Property and Buildings	$23,641,441	$23,767,731
Leasehold improvement	1,853,648	1,862,388
Machinery and equipment (1)	33,953,547	33,003,239
Automobiles	1,004,865	1,021,208
Office and electric equipment	1,056,912	1,032,454
Subtotal	61,510,413	60,687,020
Construction in progress	8,036,555	2,570,442
Less: accumulated depreciation	(17,045,055)	(14,778,850)
Property and equipment, net	$52,501,913	$48,478,612

(1)	A total amount of $12,239,859 machinery was related to the sale leaseback transaction (see Note 10).

Depreciation expense was $2,597,692 and $1,589,051 for the six months ended June 30, 2018 and 2017, respectively.

Construction in progress represents costs of construction incurred for the Company’s new plant and equipment. The Company started the first phase of the construction for its facility expansion in China (“Phase I”) in April 2016 in China. For the year ended December 31, 2017, construction in progress of approximately $19.3 million was completed and was transferred to property, plant and equipment for Phase I.

In the beginning of August 2017, the Company started its second phase of the construction for its facility expansion in China (“Phase II”). Phase II includes construction of a new plant, an office building and two dormitory buildings. The construction is expected to be completed by the end of 2018 and the total construction cost of Phase II is estimated to be $11 million. The Company expects to fulfill the payments using cash generated from operating activities and additional loans borrowed from local banks in case any shortage of cash on hand in the future.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of	As of
	June 30, 2018	December 31, 2017
Land use rights	$10,321,196	$10,495,188
Trademark	9,639	9,802
Patents	7,654	5,781
Total	10,338,489	10,510,771
Less: accumulated amortization	(723,516)	(632,177)
Intangible assets, net	$9,614,973	$9,878,594

13

Amortization expense was $105,844 and $98,104 for the six months ended June 30, 2018 and 2017, respectively.

Estimated future amortization expense for intangible assets is as follows:

Periods ending June 30,	Amortization expense

2018	$208,084
2019	219,766
2020	219,671
2021	219,500
2022	204,743
Thereafter	8,543,209
$9,614,973

NOTE 7 – SHORT-TERM AND LONG-TERM BORROWINGS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks and other companies normally maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term borrowings consisted of the following:

		As of	As of
		June 30, 2018	December 31, 2017
Agricultural Bank of China (“ABC”)	(1)	$10,427,529	$11,831,148
China Merchants Bank (“CMB”)	(2)	4,547,357	3,073,424
PingAn Bank (“PAB”)	(3)	1,511,236	1,536,712
Industrial and Commercial Bank of China (“ICBC”)	(4)	4,715,857	4,019,908
Bank of China (“BOC”)	(5)	2,695,568	3,017,381
East West Bank (“EWB”)	(6)	2,000,000	2,000,000
Postal Savings Bank of China (“PSBC”)	(7)	4,003,697	4,046,597
Pennsylvania Industrial Development Authority – current portion of long-term borrowing (see “long-term borrowing” below)		89,115	88,339
East West Bank loan – current portion of long-term borrowing (see “long-term borrowing” below)		158,333	83,333
Total		$30,148,692	$29,696,842

14

(1)	During the six months ended June 30, 2018, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $3,853,652. The terms of these loans are six months with variable interest rates based on the prevailing interest rates, respectively. The effective rates are from 4.90% to 5.15% per annum.

During fiscal year 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with ABC for a total amount of $11,831,148. The terms of these loans are six to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 4.57% to 4.90% per annum. As of June 30, 2018, $5,146,449 of them had been repaid upon maturity.

In February 2017, Great Plastics entered into a short-term bank loan agreement with ABC for $691,520. The terms of the loan are twelve months with a variable interest rate based on the prevailing interest rate. The effective rates are 5.66% per annum. This loan was fully repaid in July 2017 prior to its maturity.

These loans were guaranteed by the assets of a third party guaranty company and a shareholder of the Company. The third party guaranty company charges 2% of total loan amount.

(2)	During six months ended June 30, 2018, Taizhou Fuling entered into a series of short-term bank borrowing agreements with CMB for a total amount of approximately $3.7 million (RMB 24.5 million). The terms of these loans are five to twelve months with variable interest rates based on the prevailing interest rates. The effective rates were from 2.40% to 6.09% per annum. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of June 30, 2018, $1,428,345 had been repaid in full upon maturity.

In January, March, July and December 2017, Taizhou Fuling entered into four short-term bank borrowing agreements for approximately $4.5 million (RMB 29.4 million) with CMB for twelve, six, six and twelve months, respectively. The effective rates were 6.09%, 2.67%, 1.99% and 6.09% per annum, respectively. The loans are guaranteed by Special Plastics and Taizhou Fuling’s general manager and Chair of the Board. As of June 30, 2018, $2,167,326 had been repaid in full upon maturity.

(3)	In April and May 2018, Great Plastics entered into two short-term bank borrowing agreements with PAB with a total amount of $1,511,236 for ten and nine months. The loans bear a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, which equals 180% of the prevailing interest rate. The effective rate is 7.82%. The loans are guaranteed by the assets of Great Plastics.

In March 2017, Great Plastics entered into a short-term bank borrowing agreement with PAB with a total amount of $1,536,712 for twelve months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, which equals 180% of the prevailing interest rate. The effective rate is 7.83%. The loan is guaranteed by the assets of Great Plastics. As of June 30, 2018, this loan was fully repaid in full upon maturity.

15

(4)	During the six months ended June 30, 2018, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $2,600,126. The terms of these loans are five to twelve months with the interest rates ranged from 3.47% to 5.22% per annum.

During 2017, Taizhou Fuling entered into a series of short-term loan agreements with ICBC for a total amount of $7,092,174. The terms of these loans are five to twelve months with the interest rates ranged from 2.14% to 5.00% per annum. As of June 30, 2018, $4,893,414 of them had been repaid upon maturity.

(5)	During the six months ended June 30, 2018 and the year ended December 31, 2017, Taizhou Fuling entered into a series of short-term bank borrowing agreements and other financing agreements with BOC. The terms of the loans are three to twelve months, with fixed interest rates based on London InterBank Offered Rate (“LIBOR”) (for loans dominated in USD) or prime loan rates issued by People’s Bank of China (for loans dominated in RMB), plus certain base points. The effective interest rates vary from 3.30% to 5.44% per annum. The loans to Taizhou Fuling are guaranteed by the Chief Executive Officer (“CEO”).

(6)	On March 9, 2017, Direct Link entered into a line of credit agreement with East West Bank for $2,000,000 for one year. The annual interest rate is equivalent to LIBOR rate plus 2.75%. Direct Link was required to make restricted deposit of $41,900 for one year (which was released in June 2018) with an initial interest rate of 3.76% per annum. The line of credit is guaranteed by Fuling Global. The agreements require Direct Link to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.40 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Direct Link will be measured semi-annually at June 30th and December 31st. Direct Link was not in compliance as of June 30, 2018. On April 7, 2017, Direct Link drew down $1,500,000 with the effective rate of 3.86% per annum. On December 1, 2017, Direct Link drew down another $500,000 with the effective rate of 4.45% per annum. Interest expense incurred on this loan for the six months ended June 30, 2018 and 2017 were $47,955 and $14,942, respectively. On March 14, 2018, East West Bank approved to extend the loan to June 9, 2018. On June 26, 2018, East West Bank again approved to extend the loan to June 9, 2019. East West Bank waived financial covenant violations at June 30, 2018.

(7)	In January 2018, Taizhou Fuling entered into a short-term bank loan agreement with PSBC for $1,026,771. The terms of the loan are twelve months. The effective rates are 2.95% per annum.

In November and December 2017, Taizhou Fuling entered into a series of short-term bank loan agreements with PSBC for $2,975,004 and $1,071,593, respectively. The terms of these loans are twelve and five months, respectively. The effective rates are 2.65% and 4.15% per annum, respectively. As of June 30, 2018, $1,071,593 of them had been repaid upon maturity.

Long-term Borrowings

Long-term borrowings represent amounts due to various banks and other companies normally maturing over one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly.

16

Long-term borrowings consisted of the following:

		As of	As of
		June 30, 2018	December 31, 2017
Pennsylvania Industrial Development Authority – long term	(1)	$703,379	$748,132
Agricultural Bank of China (“ABC”)	(2)	2,569,102	137,088
East West Bank (“EWB”) – long term	(3)	827,089	916,667
Total		$4,099,570	$1,801,887

(1)	On September 28, 2016, Fuling USA entered into a ten-year Machinery and Equipment Loan Agreement with the Pennsylvania Industrial Development Authority for $937,600, with fixed interest rate of 1.75%. This loan has been collateralized by the machinery and equipment, worth approximately $1.72 million. As of June 30, 2018, the amount of long-term borrowing was $792,494, and it consists of $89,115 of which is due within a year and $703,379 which is due over a year.

Future obligations for payments of this long-term loan are as below:

Twelve months ended June 30,
2018	$89,115
2019	90,687
2020	92,287
2021	93,915
2022	95,572
Thereafter	330,918
Total	$792,494

(2)	On October 31, 2016, Fuling USA entered into a buyer’s credit Loan Agreement with Agricultural Bank of China Limited for a line of credit in the amount of $5,903,723 (RMB 41 million) for 18 months. The loan bears a variable interest rate based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 6% of the prevailing interest rate. As of December 31, 2017, the amount of long-term borrowing was $137,088, and the effective rate was 5.30% per annum. The line of credit’s purpose is to acquire equipment. China Export & Credit Insurance Corporation provides insurance for the line of credit. The line of credit is effective for the period from first day of loan to 18 months after the first day of loan. As of June 30, 2018, this loan was fully repaid in full upon maturity.

In June 2018, Taizhou Fuling entered into two buyer’s credit Loan Agreements with Agriculture Bank of China Limited for total of $2,569,102 (RMB 17 million) for 36 months. The loan bear variable interest rates based on the prevailing interest rate set by the People’s Bank of China at the time of borrowing, plus 13% of the prevailing interest rate. As of June 30, 2018, the amount of long-term borrowing was $2,569,102, and the effective rates were 5.37% per annum. The line of credit’s purpose is for inventory purchase. The line of credit is effective for the period from first day of loan to 36 months after the first day of loan .

(3)	On March 9, 2017, Fuling USA entered into a Delayed Draw Term Loan agreement with East West Bank for $1,000,000. The amount drawn will be turned into a 5-year term loan at LIBOR rate plus 3.00%. The loan is guaranteed by Fuling Global. Fuling USA is required to make a restricted deposit of $73,336 for one year with an initial interest rate of 4.19% per annum. The restricted deposit was increased to $121,639 in June 2018. The agreement requires Fuling USA to comply with certain financial covenants and ratios, including to maintain minimum debt service coverage ratio of 1.25 times and to maintain maximum total debt to equity ratio of 3.0 times etc. Fuling USA’s compliance with these covenants will be reviewed semi-annually at June 30th and December 31th. Fuling USA was in compliance as of June 30, 2018. On April 7 and December 1, 2017, Fuling USA drew down $500,000 (April 2017 Loan) and $500,000 (December 2017 Loan), respectively. April 2017 loan will expire April 7, 2023 and December 2017 loan will expire on December 1, 2023. Both April 2017 loan and December 2017 loan require interest only payment for the first year and require interest and principal payments for years from second year to sixth year. The effective rate was 4.11% per annum. As of June 30, 2018, the amount of long-term borrowing was $985,422, and it consists of $158,333 of which is due within a year and $827,089 which is due over a year.

17

Future obligations for payments of this long-term loan are as below:

Twelve months ended June 30,
2018	$158,333
2019	200,000
2020	200,000
2021	200,000
2022	175,000
Thereafter	52,089
Total	$985,422

As of June 30, 2018 and December 31, 2017, land use rights in the amount of $9,266,801 and $9,523,546, and property and buildings in the amount of $18,653,416 and $19,453,877, respectively, were pledged for all the above short term and long term borrowings.

NOTE 8 – BANK NOTES PAYABLE

Short-term bank notes payables are lines of credit extended by banks that can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within six months. These short-term notes payable are guaranteed by the bank for their full face value. In addition, the banks usually require the Company to deposit a certain amount of cash (usually range from 30% to 100% of the face value of the notes) at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash.

The Company had the following bank notes payable as of June 30, 2018:

June 30, 2018
ICBC, due various dates from July 18, 2018 to July 29, 2018	$188,100
ABC, due various dates from July 29, 2018 to December 7, 2018	2,645,485
CMBC, due July 10, 2018	111,832
Total	$2,945,417

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The Company had the following bank notes payable as of December 31, 2017:

December 31, 2017
ICBC, due various dates from January 28, 2018 to May 27, 2018	$3,052,664
ABC, due various dates from February 10, 2018 to April 30, 2018	1,384,016
CITIC, due various dates from January 31, 2018 to August 29,2018	599,169
Total	$5,035,849

As of June 30, 2018 and December 31, 2017, $1,261,547 and $3,653,431 cash deposits were held by banks as a guaranty for the notes payable, respectively. In addition, as of June 30, 2018 and December 31, 2017, notes payable totaling $1,683,870 and $1,382,418 were secured by the personal properties of the Company’s principal shareholders and third party individuals, respectively.

NOTE 9 – INCOME TAXES

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

Fuling Global and Total Faith are both offshore holding companies and are not subject to tax on income or capital gains under the laws of the Cayman Islands and British Virgin Islands, respectively.

Taizhou Fuling and Great Plastics are incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of the People’s Republic of China, corporate income tax rate applicable to all companies, including both domestic and foreign-invested companies, is 25%. Taizhou Fuling was recognized as a High-technology Company by Chinese government and subject to a favorable income tax rate of 15% from year 2012 to 2018. $92,609 and $408,782 income tax expenses were exempted for the six months ended June 30, 2018 and 2017, respectively. Per share effect of the tax exemption was $0.01 and $0.03 for the six months ended June 30, 2018 and 2017, respectively.

Domo, Fuling USA and Direct Link are incorporated in the United States and subject to the U.S. federal and state income tax.

The following table summarizes income (loss) before income taxes and non-controlling interest allocation:

	For the six months ended
	June 30, 2018	June 30, 2017
United States	$40,821	$(391,703)
Foreign	414,745	3,977,983
Total	$455,566	$3,586,280

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Significant components of the income tax provision were as follows:

	For the six months ended
Current tax provision	June 30, 2018	June 30, 2017
United States	$8,256	$46,584
Foreign	63,387	596,216
Total	$71,643	$642,800

The deferred tax expense (benefit) is the change of deferred tax assets and deferred tax liabilities resulting from the temporary difference between tax and U.S. GAAP. Our operations in the U.S. have incurred a cumulative net operating loss of approximately $3,435,000 and $3,468,000, respectively, as of June 30, 2018 and December 31, 2017. This carry-forward will expire if is not utilized by 2036. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.

For the six months ended June 30, 2018 and 2017, management believes that the realization of the benefit arising from the losses of certain U.S. subsidiaries appears to be uncertain and may not be realizable in the near future. Therefore, 100% valuation allowances of $608,067 and $805,505 have been provided against the deferred tax assets of these subsidiaries, respectively.

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the six months ended
	June 30, 2018	June 30, 2017
U.S. Statutory rates	21.0%	34.0%
Foreign income not recognized in the U.S.	(10.6)	(33.7)
Foreign income tax rate	25.0	25.0
Effect of favorable income tax rate in certain entity in PRC	(20.3)	(11.6)
R&D tax credit (1)	(0.0)	(1.1)
Change in valuation allowance	0.6	5.0
Non-taxable permanent difference (2)	0.0	0.3
Effective tax rate	15.7%	17.9%

(1)	According to PRC tax regulation, 150% of current year R&D expense approved by local tax authority could be deducted from taxable income.

(2)	It represents expenses incurred by the Company that were not deductible for PRC income tax and income (loss) generated in countries with no income tax obligations.

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NOTE 10 – SALE LEASEBACK

(1)	In October 2016, The Company has entered into a sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $3,795,092 (RMB 25,112,500), and subsequently leased back the machinery for 24 months for a total amount of approximately $3,953,850 (RMB 26,163,022). The Company was required to make a security deposit of approximately $759,018 (RMB 5,022,500) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $24,137 (RMB 159,716) was paid by the Company related to this lease. Since the machinery was sold exceeding its carrying value, the Company also recognized a deferred gain of $187,969 (RMB 1,243,810) on this transaction, which will be amortized over 24 months as an income. In addition, unrecognized financing charge of $184,855 (RMB 1,223,203) was recognized for the capital lease, which will be amortized over 24 months as an interest expense. The Company repaid the lease as of June 30, 2018. All deferred gain and unrecognized financing charge were fully amortized as of June 30, 2018.

The lease was fully repaid in June 2018 prior to its maturity:

Total lease payment	$3,953,865
Less: imputed interest and principal	(3,953,865)
Total current portion of sale leaseback obligation as of June 30, 2018	$-

Interest expense incurred for the six months ended June 30, 2018 and 2017 amounted to $32,386 and $73,757, respectively.

(2)	In May 2017, the Company has entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $2,674,888 (RMB 17,700,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $2,858,785 (RMB 18,916,864). The Company was required to make a security deposit of approximately $534,978 (RMB 3,540,000) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $16,049 (RMB 106,200) was paid by the Company related to this lease. Since the machinery was sold under its carrying value, the Company also recognized a deferred loss of $250,702 (RMB 1,658,918) on this transaction, which will be amortized over 36 months as an expense. In addition, unrecognized financing charge of $100,771 (RMB 661,811) was recognized for the capital lease, which will be amortized over 36 months as an interest expense.

The minimum payments for the remaining lease term of 23 months from June 30, 2018 to May 18, 2020 are as follows:

Total lease payment	$2,858,785
Less: imputed interest and principal	(1,034,176)
Total sale leaseback obligation as of June 30, 2018	1,824,609
Less: current portion of sale leaseback obligation	(951,970)
Long term payable - sale leaseback as of June 30, 2018	$872,639

21

According to the sale leaseback agreement, future obligations for payments of sale leaseback are as below:

Twelve months ended June 30, 2018
2019	$951,970
2020	872,639
Total	$1,824,609

Interest expense incurred for the six months ended June 30, 2018 and 2017 amounted to $44,950 and $12,095, respectively.

(3)	In February 2018, the Company has entered into another sale leaseback arrangement and sold certain machinery located in China to an unrelated third party for approximately $5,591,573 (RMB 37,000,000), and subsequently leased back the machinery for 36 months for a total amount of approximately $6,012,612 (RMB 39,786,052). The Company was required to make a security deposit of approximately $1,118,315 (RMB 7,400,000) for the leaseback. The leaseback has been accounted for as a capital lease. The title of the machinery will be transferred back to the Company upon the last payment from the Company. A one-time processing fee of $33,549 (RMB 222,000) was paid by the Company related to this lease. Since the machinery was sold under its carrying value, the Company also recognized a deferred gain of $419,029 (RMB 2,772,759) on this transaction, which will be amortized over 36 months as an expense. In addition, unrecognized financing charge of $288,428 (RMB 1,908,556) was recognized for the capital lease, which will be amortized over 36 months as an interest expense.

The minimum payments for the remaining lease term of 32 months from June 30, 2018 to February 18, 2021 are as follows:

Total lease payment	$6,012,612
Less: imputed interest and principal	(657,939)
Total sale leaseback obligation as of June 30, 2018	5,354,673
Less: current portion of sale leaseback obligation	(2,008,002)
Long term payable - sale leaseback as of June 30, 2018	$3,346,671

According to the sale leaseback agreement, future obligations for payments of sale leaseback are as below:

Twelve months ended June 30,
2019	$2,008,002
2020	2,008,002
2021	1,338,669
Total	$5,354,673

Interest expense incurred for the six months ended June 30, 2018 and 2017 amounted to $89,231 and $0, respectively.

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NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rent Commitment

The Company’s subsidiary Fuling USA leases manufacturing facilities under operating leases. Operating lease expense amounted to $265,600 and $270,008 for the six months ended June 30, 2018 and 2017, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

Twelve months ended June 30,
2019	$539,707
2020	550,140
2021	560,928
2022	451,738
2023	462,984
Thereafter	433,248
Total	$2,998,745

Letters of Credit

As of June 30, 2018 and December 31, 2017, the Company had $3,572,640 and $6,546,920 outstanding in trade letters of credit, respectively.

Purchase Commitment

As of June 30, 2018, the Company had approximately $3.5 million purchase commitments for construction. These commitments represent the amount of agreements signed but yet not paid.  Pursuant to the signed agreement, the payment is not due until the construction is completed, and there is no a fixed deadline for the completion of construction.

Litigation

The Company’s subsidiary Fuling USA is a defendant-counterclaimant in pending litigation in the District Court for the District of Connecticut in the U.S. The plaintiff asserts causes of action for breach of contract, trademark infringement and related unfair competition claims under the Lanham Act, trade secret misappropriation, interference with a business opportunity, breach of fiduciary duty, and violation of the Connecticut Unfair Trade Practices Act. Fuling USA filed an answer and counterclaims seeking declaratory judgment of non-infringement of the trademark, cancellation of the trademark registration, breach of contract, and unjust enrichment. Fact discovery is scheduled to end on October 9, 2018, and dispositive motions are currently due on December 7, 2018. There is no trial date set for this case yet. The Company is unable to estimate the contingent liability at this time.

NOTE 12 – RELATED PARTY TRANSACTIONS

The Company rents space from one of its related parties. For the six months ended June 30, 2018 and 2017, the total rent expense was $28,956 and $26,811, respectively.

NOTE 13 – EQUITY

Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. As of June 30, 2018 and December 31, 2017, the balance of statutory reserve was $4,679,861 and $4,617,039, respectively.

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Share Issuance

On November 18, 2017, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 18, 2016, the Company granted 15,705 shares and 8,000 shares collectively to its Chief Financial Officer and two directors, respectively. On November 2, 2015, the Company granted 15,667 shares and 12,000 shares collectively to its Chief Financial Officer and three directors, respectively. On November 18, 2015, the Company granted 38 shares to its Chief Financial Officer. The Company recorded $58,077 and $23,705 as stock based compensation expense for the six months ended June 30, 2018 and 2017, respectively.

NOTE 14 – SEGMENT REPORTING

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different products. Based on management’s assessment, the Company has determined that it has only one operating segment as defined by ASC 280.

The following table presents revenue by major products for the six months ended June 30, 2018 and 2017, respectively.

	For the six months ended
	June 30, 2018	June 30, 2017

Cutlery	$33,221,947	$27,340,762
Straws	10,917,457	9,064,376
Cups and plates	17,910,412	15,701,569
Others	5,065,120	4,778,040
Total	$67,114,936	$56,884,747

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The following table presents revenue by geographic areas for the six months ended June 30, 2018 and 2017, respectively.

	For the six months ended
	June 30, 2018	June 30, 2017
Revenue from United States	$57,024,327	$49,626,047
Revenue from Europe	1,892,648	2,046,508
Revenue from Canada	1,841,579	598,667
Revenue from China	5,263,228	3,570,941
Revenue from other foreign countries	1,093,154	1,042,584
Total	$67,114,936	$56,884,747

Long-lived assets of $60,988,212 and $4,572,002 were located in China and the United States, respectively, as of June 30, 2018. Long-lived assets of $56,808,223 and $3,136,106 were located in China and the United States, respectively, as of December 31, 2017.

NOTE 15 – SUBSEQUENT EVENTS

In July and August 2018, the Company repaid approximately $9.6 million short term bank loans and $0.8 million notes payable that become due. The Company also borrowed approximately $7.6 million short term bank loans, $3.5 million long term bank loans as well as approximately $1.4 million notes payable from various banks in China. All the loans and notes payable are guaranteed by its shareholders, related parties and third parties.

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Exhibits

No.	Description
99.1	Press release dated September 28, 2018, titled “Fuling Global Inc. Reports First Half of 2018 Financial Results

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FULING GLOBAL INC.

Date: September 28, 2018	By:	/s/ Gilbert Lee
	Name:	Gilbert Lee
	Title:	Chief Financial Officer

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